Silver Dragon Resources Inc.
1121 Steeles Ave. West, Suite 803
Toronto, Ontario, Canada
Tel.: (647) 286-8587 Fax: (416) 512-9992
Homepage: www.silverdragonresources.com

October 16, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington DC
20549-7010

Attention: Ryan Milne

Dear Mr. Milne:

Re: File No. 000-29657

We have received your letter of September 21, 2006 with regard to your review of our Form 10KSB for the Fiscal Year Ended December 31, 2005 and Form 10-QSB for the Fiscal Quarter ended June 30, 2006.

We have responded to each of your comments in the same format as presented in your letter, indicating if amendments to the documents were made or providing explanations where we feel your comment is inapplicable or a revision unnecessary.

We appreciate your comments and welcome your review because, as we are all aware, financial reporting and regulatory disclosure have become dynamic vehicles that are constantly changing.

In connection with your review and comments the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in your review of our filing as well as our responses to your comments on the filing.

Based on the comments contained in your letter of September 21, 2006, please let us know if you require further information or explanation. If you have no further comments or discussion on these specific points, we will file the amended documents.

Sincerely
SILVER DRAGON RESOURCES INC.

Per:     Marc Hazout -
            President & CEO